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                            September 20, 2021

       Lior Tal
       Chief Executive Officer
       Cyngn, Inc.
       1015 O   Brien Dr.
       Menlo Park, CA 94025

                                                        Re: Cyngn, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 3,
2021
                                                            File No. 333-259278

       Dear Mr. Tal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to prior comments are to those in our letter dated August 23, 2021.

       Registration Statement on Form S-1 filed September 3, 2021

       Prospectus Summary
       Company Overview, page 1

   1. We note the disclosure provided in response to prior comment 1, including the statement that you expect annual
research and development expenditures in the foreseeable future to equal or exceed that of
2019 and 2020. Please revise to describe the steps remaining to complete the
development and marketing of your EAS solution and provide estimated costs for these steps.
Additionally, as it appears you do not have any current customers, please revise your
summary and elsewhere to clearly state this.
 Lior Tal
FirstName
Cyngn, Inc.LastNameLior Tal
Comapany 20,
September  NameCyngn,
               2021     Inc.
September
Page 2     20, 2021 Page 2
FirstName LastName
2. Please revise your prospectus summary to disclose that your executive officers, directors and principal stockholders will continue to have significant control over the company after this offering. Highlight the beneficial ownership percentage of this group, as well as the beneficial ownership percentage of entities affiliated with Benchmark.
         Additionally, please include a risk factor discussing related material risks to the company and its stockholders.
Risk Factors, page 9

3. We note that Article 11 of your certificate of incorporation contains a forum selection provision that identifies a state court located within the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Financial Statements
14. Subsequent Events, page F-25

4. We note your response to comment 13. Please reconcile for us your estimated fair value of a common share and your anticipated IPO price per share.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.
 Lior Tal
Cyngn, Inc.
September 20, 2021
Page 3

                              Sincerely,
FirstName LastNameLior Tal
                              Division of Corporation Finance
Comapany NameCyngn, Inc.
                              Office of Technology
September 20, 2021 Page 3
cc:       Marcelle Balcombe
FirstName LastName